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                                                               December 28, 2005
                                                               Our ref:10137
VIA EDGAR
---------
Securities and Exchange Commission
100 F Street NE
Washington DC 20549
Attention: William Choi, Branch Chief

                Re:     Delta Galil Industries Limited
                        ------------------------------

Dear Sir:

We refer to your letter dated December 19, 2005, to Mr. Yossi Hajaj, Chief Financial Officer of Delta Galil Industries Ltd. (the "Company"). We are counsel to the Company.

Your letter asked for an estimate of when the Company might respond to your comments. While the Company will work diligently to respond to your comments, a number of the comments also require the input of third parties, such as outside auditors. In light of the holiday season in many of the locations in which the Company operates, the Company might not be able to address the comments in the next few weeks.

The Company will provide its response as soon as possible, and in any event no later than February 10, 2006.

Please contact the undersigned at the address below or at the following email address, fax number or telephone number:

Email: daniel@gkh-law.com
Telephone: 011-972-3-607-4474
Fax: 011-972-3-607-4411

Very truly yours,

/s/ Daniel Gamulka

Daniel K. Gamulka


cc:  Mr. Yossi Hajaj


One Azrieli Center, Tel-Aviv 67021, Isreal
Tel: 972-3-607-4444, Fax: 972-3-607-4422
law@gkh-law.com   www.gkhlaw.com